EXHIBIT 8.1
LIST OF SUBSIDIARIES

SUBSIDIARY NAME
JURISDICTION OF
INCORPORATION
PROPORTION OF
OWNERSHIP INTEREST
West Witwatersrand Gold Holdings Limited          South Africa                            100%
Crown Consolidated Gold Recoveries
Limited
South Africa 100%
Ergo Mining Operations (Pty) Limited
(formerly DRDGOLD South African
Operations (Pty) Limited)
South Africa 74%
Blyvooruitzicht Gold Mining Company
Limited
South Africa 74%
Crown Gold Recoveries (Pty) Limited
South Africa 100%
East Rand Proprietary Mines Limited
South Africa 100%
ErgoGold (formerly Elsburg Gold Mining
Joint Venture) (unincorporated)
South Africa 100%
Ergo Mining (Pty) Limited                                      South Africa
100%